                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                               (Amendment No. __)*

                          Ctrip.com International, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    22943F100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Initial Public Offering - December 9, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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----------------------
CUSIP NO. 22943F100              Schedule 13 G
----------------------

--------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification No. of Above Persons (entities only)
         James Jianzhang Liang
--------------------------------------------------------------------------------
 2    Check the Appropriate Box If a Member of a Group*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
                     5    Sole Voting Power
   NUMBER OF              2,032,034 shares
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6    Shared Voting Power
   OWNED BY               N/A
     EACH          -------------------------------------------------------------
  REPORTING          7    Sole Dispositive Power
    PERSON                2,032,034 shares
     WITH          -------------------------------------------------------------
                     8    Shared Dispositive Power
                          N/A
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person
         2,032,034 shares
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                                                    [_]
--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row 9
         6.68%
--------------------------------------------------------------------------------
12    Type of Reporting Person*
         IN
--------------------------------------------------------------------------------

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ITEM 1(a).      NAME OF ISSUER:

                Ctrip.com International, Ltd.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                3F, Building 63-64
                No. 421 Hong Cao Road
                Shanghai 200233, People's Republic of China

ITEM 2(a).      NAME OF PERSON FILING:

                This statement is filed by James Jianzhang Liang (the "Reporting Person").

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                The address of the Reporting Person's principal business office is:

                James Jianzhang Liang
                3F, Building 63-64
                No. 421 Hong Cao Road
                Shanghai 200233, People's Republic of China

ITEM 2(c)       CITIZENSHIP:

                James Jianzhang Liang is a U.S. citizen.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Ordinary Shares

ITEM 2(e).      CUSIP NUMBER:

                22943F100

ITEM 3.         Not Applicable

ITEM 4.         OWNERSHIP:

                The following information with respect to the ownership of the Ordinary Shares of the issuer by the Reporting Person is provided as of ______________, 2004:

                     (a) Amount beneficially owned:

                         See Row 9 of cover page for the Reporting Person.

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                     (b) Percent of Class:

                         See Row 11 of cover page for the Reporting Person.

                     (c) Number of shares as to which such person has:

                                (i)   Sole power to vote or to direct the vote:

                                      See Row 5 of cover page for the Reporting
                                      Person.

                                (ii)  Shared power to vote or to direct the
                                      vote:

                                      See Row 6 of cover page for the Reporting
                                      Person.

                                (iii) Sole power to dispose or to direct the
                                      disposition of:

                                      See Row 7 of cover page for the Reporting
                                      Person.

                                (iv) Shared power to dispose or to direct the disposition of:

                                      See Row 8 of cover page for the Reporting
                                      Person.

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ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not applicable

ITEM 10.      CERTIFICATION:

              Not applicable

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 2004




James Jianzhang Liang                             /s/ James Jianzhang Liang
                                                  ------------------------------
                                                  James Jianzhang Liang